FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 5 DATED OCTOBER 25, 2010

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 26, 2010, supplement no. 2 dated August 16, 2010, supplement no. 3 dated September 17, 2010, and supplement no. 4 dated October 7, 2010. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to purchase a three-story office property containing approximately 71,000 square feet in Bloomingdale, Illinois.

Probable Real Estate Investment

On October 22, 2010, we entered into a purchase agreement to acquire a three-story office building containing approximately 71,000 square feet (the “333 E. Lake Street Building”) for approximately $11.5 million, exclusive of closing costs. We intend to fund the acquisition with proceeds raised from the ongoing public offering and proceeds from a credit facility that is currently under negotiation. The 333 E. Lake Street Building was built in 2001 and is located on approximately 7.0 acres of land located in Bloomingdale, Illinois. The seller, Hamilton Partners, is not affiliated with us or our advisor. As of October 25, 2010, we have paid earnest money of $229,000. If we do not perform in accordance with the purchase agreement, we may lose the earnest money deposit.

The 333 E. Lake Street Building is currently 98% leased to one tenant. The current aggregate annual effective base rent is approximately $1.0 million. The current weighted-average rental rate over the lease term is approximately $17.57 per square foot. The current weighted-average remaining lease term is approximately eight years. The tenant utilizes the location to provide office support for its retail operations around the United States. The tenant has the right to extend the term of its lease for two additional five-year renewal periods at 95% of the then-current market rate.

The average occupancy rate for 333 E. Lake Street Building during each of the last five years was as follows:

Year	Average Occupancy Rate
2005	81%
2006	87%
2007	93%
2008	98%
2009	100%

The average effective annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last five years for 333 E. Lake Street Building was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2005	$14.64
2006	$15.60
2007	$17.17
2008	$17.50
2009	$15.21

The table below sets forth a schedule for expiring leases for the 333 E. Lake Street Building by square footage and by annualized effective base rent as of October 1, 2010.

Year	Number of Leases Expiring	Annualized Effective Base Rent (in thousands)	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2010	1	37	3%	1,496	2%
2011	-	-	-	-	-
2012	-	-	-	-	-
2013	-	-	-	-	-
2014	-	-	-	-	-
2015	-	-	-	-	-
2016	-	-	-	-	-
2017	-	-	-	-	-
2018	1	1,028	97%	69,557	98%
2019	-	-	-	-	-
Thereafter	-	-	-	-	-

Based on the current condition of the 333 E. Lake Street Building, we do not believe it will be necessary to make significant renovations to the 333 E. Lake Street Building. Our management believes that the 333 E. Lake Street Building is adequately insured.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 1 dated July 26, 2010, supplement no. 2 dated August 16, 2010 , supplement no. 3 dated September 17, 2010, and supplement no. 4 dated October 7, 2010.

Supplement no. 1 includes:

•	the status of the offering;

•	changes to the composition of our board of directors; and

•	the amendment of our charter.

Supplement no. 2 includes:

•	the status of the offering;

•	an update to one of our cover-page risk factors as requested by the Maryland Division of Securities;

•	a revised ownership structure chart as requested by the New Jersey Bureau of Securities;

•	the cap on the debt financing fee payable to our advisor or its affiliates;

•	our entry into an amended and restated advisory agreement;

•	our entry into a master property management, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update to the biography of Randall D. Fretz, our senior vice president, as requested by the Maryland Division of Securities;

•	revised disclosure regarding our conflict resolution procedures as requested by the Alabama Securities Commission;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010, filed on August 11, 2010; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q, filed on August 11, 2010.

Supplement no. 3 includes:

•	the status of the offering;

•	an update to risks related to an investment in our shares; and

•	an update to our “Estimated Use of Proceeds.”

Supplement no. 4 includes:

•	the status of the offering;

•	the acquisition of the Royal Ridge V Building; and

•	the execution of a bridge loan and mortgage loan related to the Royal Ridge V Building.

Supplement no. 5 includes:

•	the execution of an agreement to purchase a three-story office property containing approximately 71,000 square feet in Bloomingdale, Illinois.